

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**CF/AD5**
**100 F STREET, NE**
**WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE

August 7, 2007

<u>Via Mail and Fax</u>

Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture 471-8571
Japan

> **RE:** **Toyota Motor Corporation**
> **Form 20-F: For the Year Ended March 31, 2007**
> **File Number: 001-14948**

Dear Mr. Cho:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F: For the Year Ended March 31, 2007

Item 5.B Liquidity and Capital Resources, page 61

1.  We note that you primarily attribute the increase in cash provided by operating activities for fiscal 2007 to increased net income.  However, the increase in net income for fiscal 2007 is less than 38% of the total change in cash provided by operating activities.  Accordingly, please quantify in terms of cash the other significant factors that materially contributed to the change in cash provided by operating activities so that a substantial portion of the change has been discussed.  Note that since you use the indirect method in presenting changes in cash flows from operating activities, reciting changes in line items reported in the statement of cash flows would not be sufficient.  Refer to Section IV.B.1 of FR-72 for guidance.

Consolidated Statements of Cash Flows, page F-9

2.  Please explain to us the reason for the 43% increase in "additions to fixed assets excluding equipment leased to others" during fiscal 2006.  Provide us with a schedule that lists the significant activities comprising these additions with a description of each.

Notes to Consolidated Financial Statements, page F-11
Note 18. Stock-based compensation, page F-36

3.  Please disclose the basis for "expected volatility" and "expected holding period" pursuant to paragraphs A240(e)(2)(a) and (b) of FAS 123R.  Refer to Question 5 of SAB Topic 14.D.1 for further guidance in regard to expected volatility.

4.  Since cancellations of options granted have been material and stock compensation expense is material to your results of operations, please disclose information in regard to options expected to vest and fully vested options (to the extent fully vested options differ from options exercisable) pursuant to paragraph A240(d) of FAS 123R.

5.  Additionally, please disclose the amount of tax benefit realized from stock options exercised pursuant to paragraph A240(i) of FAS 123R.

Note 20. Derivative financial instruments, page F-44
Fair value hedges, page F-44 and Undesignated derivative financial instruments, page F-45

6.  We note you cited the impact of non-designated derivatives and changes in the fair values of derivatives as reasons for variances in (i) net income (page 45), (ii) consolidated operating income (page 49), (iii) cost of financing operations (pages 49 and 53) and (iv) operating income of the financial services operations segment (pages 50 and 54) within Item 5.A "Operating Results."  In this regard, please consider

disclosing in this note the aggregate amount that has been recognized in your results associated with non-designated derivatives and changes in fair values of derivatives. Additionally, consider disclosing in tabular fashion in this note the effects of these impacts on each line item of your statements of income affected for each year presented, as well as the amount of variances in these impacts that are cited as causes of variances in operating results.

Note 23. Other commitments and contingencies, concentrations and factors that may affect future operations, page F-48

7.  In regard to the end of life vehicles legislation promulgated by the European Union disclosed on page F-49, please tell us the amount of the associated liability accrued and the basis for how the amount was determined. Additionally, consider including a critical accounting policy in regard to the significant factors associated with ongoing estimates related to this obligation to the extent considered material, along with disclosure of the estimated impacts on cash flows, financial position, capital expenditures, and results of operations when such effects become determinable or the reason why such effects are not determinable, as appropriate.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions.  You may also contact me at 202-551-3812.

Sincerely,


Michael Fay
Branch Chief


cc: Mitsuo Kinoshita, Executive Vice President